UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2005 down 6.7% Year over Year

Mexico City, September 7, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of August 2005 decreased by 6.7% percent when compared to August 2004, reflecting the impact of Hurricane Emily.

All figures in this announcement reflect comparisons between the 31-day period starting August 1 through August 31, 2005 and 2004. Transit and general aviation passengers are excluded.

Airport	August 2004	August 2005	% Change
Cancun	917,390	854,256	(6.9)
Cozumel	55,295	31,613	(42.8)
Huatulco	29,899	26,872	(10.1)
Merida	86,439	86,374	(0.1)
Minatitlan	10,954	13,396	22.3
Oaxaca	48,333	50,762	5.0
Tapachula	16,363	15,436	(5.7)
Veracruz	52,422	50,061	(4.5)
Villahermosa	60,445	62,752	3.8
ASUR Total	1,277,540	1,191,522	(6.7)

Hurricane Emily, which hit the region in July 2005, forced the closure of 5,153 and 500 hotel rooms in Cancun and Cozumel respectively. These numbers represent 9.98% and 13.40% of the hotel rooms which were available in these cities prior to the hurricane. Asur’s management believes that the lower passenger traffic numbers to these resorts during August was largely the result of the reduction in available accommodation.

The region’s Municipal Tourism Authority estimates that 4,119 of these rooms will reopen before year-end. As of September 1, 1,503 had already been reopened; a further 69 rooms are expected to open during the remainder of September; 1,483 are expected to open in October; 764 are expected to open in November; and 300 are expected to open in December. There is as yet no opening date for the remaining 1,034 rooms in Cancun.

In Cozumel, the owners of two hotels which closed a total of 500 rooms estimate that these rooms will be reopened in November 2005.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida,

Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

ENDS –

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: September 12, 2005